EXHIBIT 99.1

Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside at El Peñón, Odyssey and Wasamac, Announces Completion of TCFD Climate Action Report Relating to Recently Announced Climate Action Strategy, and Notes Investor Day on April 5

Download a PDF of detailed drill hole results for El Peñón
Download a PDF of detailed drill hole results for Odyssey
Download a PDF of detailed drill hole results for Wasamac

TORONTO, April 04, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) is pleased to announce an update on exploration activities at its El Peñón mine, its Odyssey project at Canadian Malartic and its Wasamac project. At El Peñón, positive initial drill results have been received from the early stage, developing South Deeps target located under cover and to the south of the El Peñón deposit. The South Deeps area has had limited exploratory drilling in previous campaigns which were targeting shallower elevations in relation to the current exploration targets. The Company believes these results have opened up a significant new near-mine area for exploration at El Peñón with the potential for adding primary and secondary veins which could ultimately result in the Company leveraging the higher processing capacity of the plant. At Odyssey, infill drill holes at East Gouldie further demonstrate the continuity and robustness of the known mineralization. Step out drilling continues to provide further mineralized intervals expanding on the previously disclosed intercepts 1,300 metres to the east. At Wasamac, infill drill results demonstrate a wide, robust mineralized zone, with exploration, including recent drilling at the newly discovered Wildcat South shear zone, continuing to support the strategic plan for an annual production platform of 200,000 ounces and a mine life of at least fifteen years.

Near-mine exploration success has been a key driver of the Company’s track record of year-over-year mineral reserve replacement. Notably, mineral reserves continue to be replaced despite depletion from the open pit at Canadian Malartic, the Company’s largest mine. While annually replacing mineral reserves, the Company has also substantially grown mineral resources including at Canadian Malartic, where the Odyssey project’s mineral resources are expected to result in future conversion to mineral reserves.

The Company’s exploration success and track record of mineral reserve replacement and mineral resource growth provides a pathway for production growth of approximately 50% to 1,500,000 gold equivalent ounces (“GEO”)(1) within the ten-year outlook horizon and to meaningfully extend the production platform beyond that timeframe. Further growth beyond this level from the MARA and Suyai projects, in addition to the opportunities currently within the generative exploration portfolio provide additional upside potential to the ten-year outlook. The Company will provide an overview of the identified opportunities and optionality within its existing portfolio in more depth at the upcoming Investor Day scheduled for April 5, 2022.

Highlights:

  El Peñón Results: Exploration drilling initiated in 2021 along multiple widely spaced drill fences south of the core mine area is generating positive results in the newly discovered South Deeps area. This prospective target area represents an important new discovery stage opportunity at El Peñón and will be a significant component of the near-mine exploration program in 2022. Recent highlights in exploration drill holes located up to 1.2 kilometres south of the El Peñón deposit include the following core length intercepts: 1.55 metres grading 4.26 grams per tonne (“g/t”) of gold and 279.7 g/t of silver (6.66 g/t of gold equivalent over a horizontal mining width of 1.20 metres) in drill hole SDX0622; 2.32 g/t of gold and 69.9 g/t of silver over 2.50 metres (3.25 g/t of gold equivalent over a horizontal mining width of 1.20 metres) and high grade intercept of 15.90 g/t of gold and 415.0 g/t of silver over 0.50 metres (6.25 g/t of gold equivalent over a horizontal mining width of 1.20 metres) in drill hole SDX0617; and 1.57 metres grading 4.30 g/t of gold and 261.0 g/t of silver (7.46 g/t of gold equivalent over 1.20 metre horizontal mining width) in drill hole UED0069. Drilling is ongoing at this developing near-mine target, testing the southward projections along trend of major producing vein structures at depth below cover. In the core mine area, exploration and infill drilling continues to expand on known veins, largely to depth below the rhyolite and below low angle fault offsets, where several of the main structures remain open for further expansion.
    Significance: The previously held paradigm that mineralized en-echelon veins at El Peñón likely did not extend south beyond their known extents has been challenged by these latest results, which have proven that the main mineralized structures extend up to at least 1,200 metres south of the core mine area. These results have opened up a significant new area of near-mine potential available for further exploration. The South Deeps program is in the early stages of the exploration process, with current drilling focused on establishing the extent and orientation of potentially mineralized structures, which transect the favourable rhyolite stratigraphy, following which priority will shift to focus on drilling of the best and higher grade veins identified. The Company is encouraged by the initial drilling success the exploration team has generated at the South Deeps target, which could provide additional mineral resources and an opportunity to leverage the existing mining infrastructure and higher processing capacity of the plant.
  Odyssey Results: Exploration drilling continues to expand the East Gouldie mineralization with drill hole RD21-4659, located 600 metres east of the year end 2021 mineral resource envelope, reporting two intervals in the East Gouldie Extension, including the following estimated true width intercepts: 3.64 g/t of gold over 6.46 metres and 2.64 g/t of gold over 7.41 metres. Results also continue to define a second mineralized shear zone, the Titan Zone, located parallel to and approximately 350 metres south of East Gouldie, expanding the mineralized footprint and providing a new, little tested target volume adjacent to East Gouldie.
    Significance: The continuing exploration successes at Odyssey support the longer-term potential for higher annual production than the currently contemplated average annual production of 545,000 ounces (100% basis) from 2029 onward and for extending mine life beyond 2039.
  Wasamac Results: Infill drilling continues to confirm the wide, consistent nature of mineralization along the Wasa shear zone. Highlights from this drilling include the following estimated true width intercepts: WS-21-556 with 3.17 g/t of gold over 14.78 metres; WS-21-539 with 3.41 g/t of gold over 5.02 metres; and WS-21-532 with 2.30 g/t of gold over 16.71 metres. In addition, exploration is continuing to follow up on the new Wildcat South shear zone previously announced.
    Significance: Exploration continues to demonstrate the excellent exploration upside and opportunity to further grow the mineral inventory and support a production platform of 200,000 ounces per year over a mine life of at least 15 years. This would significantly improve the currently approved development plan of an average of 169,000 ounces per year over a mine life of 10 years, thereby meaningfully increasing overall value.

El Peñón: Continuing exploration success in the core mine and the South Deeps discovery extending the known vein system that previously supported materially higher production, furthering stated objective to utilize excess plant capacity

El Peñón, located approximately 165 kilometres southeast of the city of Antofagasta in northern Chile, is a high-grade underground gold-silver mine. The operation has maintained a mineral reserve life of six to eight years, continually replacing ounces mined since entering production in 1999. El Peñón highlights Yamana’s ability to deliver value and organic growth by consistently replacing mineral reserves beyond depletion and increasing mine life. This record of exploration success continues with the initial drill results from the new South Deeps discovery as well as continued success expanding core mine structures.

During 2021, exploration success in the core mine has largely been driven by extending known veins to depth beneath the rhyolite and across low angle faults. Infill and exploration drilling at La Paloma and Pampa Campamento exemplify this trend, with drilling highlights from La Paloma extending mineralization to greater than 100 metres below the base of the Peñón rhyolite, where mineralization remains open in several areas for further expansion. Infill and exploration drilling highlights from La Paloma include the following estimated true width intercepts: 75.00 g/t of gold and 96.5 g/t of silver over 1.07 metres in drill hole UIU0040 (69.29 g/t of gold equivalent over 1.20 metre horizontal mining width); 33.15 g/t of gold and 140.6 g/t of silver over 1.39 metres in drill hole UIU0035 (35.03 g/t of gold equivalent over 1.20 metre horizontal mining width); and 75.00 g/t of gold and 105.7 g/t of silver over 0.93 metres (59.41 g/t of gold equivalent over 1.20 metre horizontal mining width) in drill hole SEU0017. At Pampa Campamento, estimated true width infill drilling highlights include: 56.00 g/t of gold and 110.5 g/t of silver over 0.94 metres (45.98 g/t of gold equivalent over diluted horizontal mine width of 1.2 metres) in hole UIP0068; 31.30 g/t of gold and 1.334 kilograms of silver over 1.80 metres in hole UIP0075 (49.08 g/t of gold equivalent over 1.20 metre horizontal mining width); and 38.14 g/t of gold and 603.4 g/t of silver over 0.93 metres (36.02 g/t of gold equivalent over diluted horizontal mine width of 1.2 metres) in drill hole UIP0063. The Company is pleased with the continuation of high gold and silver grades as drilling further expands these core mine targets to depth below the rhyolite contact.

Table 1. El Peñón New Infill & Exploration Drill Intercepts, Core Mine Area, Select for Intervals Greater than 3.5 g/t of Gold Over Diluted Mining Width of 1.2 Metres. Gold Equivalent Equals Au(g/t)+Ag(g/t)/75.

Hole	Zone	Type	From (m)	To (m)	Core Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)*	Gold (g/t) Over Diluted Width of 1.2 m	Gold Eq. (g/t) Over Diluted Width of 1.2 m
SDX0624	Bermuda	Exp.	184.00	186.00	2.00	0.96	21.30	14.3	21.49	17.04	17.19
UED0062	Dorada Este	Exp.	192.05	192.85	0.80	0.46	16.49	16.1	16.70	6.29	6.37
SED0004	Dorada Este	Exp.	294.00	296.00	2.00	0.75	10.80	19.0	11.05	6.94	7.10
SED0005	Dorada NW (-20)	Exp.	437.50	439.50	2.00	0.65	20.00	63.9	20.85	11.08	11.56
SEE0031	Esmeralda Sur	Exp.	362.50	363.50	1.00	0.49	8.53	442.6	14.43	3.64	6.16
SEL0009	Laguna NW	Exp.	175.00	177.00	2.00	1.55	8.78	112.1	10.28	8.78	10.28
SEU0017	Paloma	Exp.	603.27	605.00	1.73	0.93	75.00	105.7	76.41	58.31	59.41
UIU0034	Paloma	Infill	310.50	311.90	1.40	0.59	11.19	92.9	12.43	5.59	6.21
UIU0035	Paloma	Infill	372.39	376.13	3.74	1.39	33.15	140.6	35.03	33.15	35.03
UIU0040	Paloma	Infill	399.45	402.80	3.35	1.07	75.00	96.5	76.29	68.13	69.29
UIU0043	Paloma	Infill	399.79	407.50	7.71	0.54	26.95	45.6	27.55	12.55	12.84
UIU0045	Paloma	Infill	310.43	311.90	1.47	0.69	16.97	122.6	18.60	10.04	11.01
UES0014	Pampa Campamento	Exp.	431.50	432.10	0.60	0.54	10.90	90.6	12.11	5.00	5.55
SIP0014	Pampa Campamento	Infill	396.90	397.70	0.80	0.45	18.34	253.6	21.72	6.94	8.22
SIP0016	Pampa Campamento	Infill	422.10	422.50	0.40	0.20	56.00	806.0	66.75	11.20	13.35
SIP0017	Pampa Campamento	Infill	603.10	603.91	0.81	0.36	56.00	83.5	57.11	25.20	25.70
SIP0018	Pampa Campamento	Infill	508.78	509.47	0.69	0.45	13.00	59.1	13.79	4.98	5.29
SIP0022	Pampa Campamento	Infill	418.00	419.00	1.00	0.29	15.10	213.9	17.95	3.65	4.34
SIP0023	Pampa Campamento	Infill	383.40	384.05	0.65	0.37	25.50	304.0	29.55	8.08	9.36
SIP0024	Pampa Campamento	Infill	500.54	502.27	1.73	0.96	6.28	41.0	6.83	5.23	5.69
UIP0056	Pampa Campamento	Infill	195.32	197.59	2.27	0.77	26.80	226.4	29.82	18.09	20.13
UIP0058	Pampa Campamento	Infill	214.44	217.08	2.64	1.03	13.47	89.8	14.67	11.68	12.71
UIP0059	Pampa Campamento	Infill	226.42	226.85	0.43	0.40	56.00	172.5	58.30	18.67	19.43
UIP0060	Pampa Campamento	Infill	246.10	249.35	3.25	0.81	14.60	82.6	15.70	9.98	10.73
UIP0062	Pampa Campamento	Infill	229.39	230.40	1.01	0.95	36.90	970.0	49.83	29.21	39.45
UIP0063	Pampa Campamento	Infill	252.25	253.23	0.98	0.93	38.14	603.4	46.18	29.75	36.02
UIP0064	Pampa Campamento	Infill	373.60	374.62	1.02	1.00	30.76	1569.0	51.68	25.92	43.54
UIP0068	Pampa Campamento	Infill	288.74	290.95	2.21	0.94	56.00	110.5	57.47	44.80	45.98
UIP0071	Pampa Campamento	Infill	293.80	294.20	0.40	0.32	17.70	29.3	18.09	4.72	4.82
UIP0075	Pampa Campamento	Infill	348.60	354.60	6.00	1.80	31.30	1333.8	49.08	31.30	49.08
UIP0077	Pampa Campamento	Infill	230.00	233.47	3.47	1.57	12.63	167.6	14.86	12.63	14.86
UIP0079	Pampa Campamento	Infill	450.87	452.32	1.45	1.22	9.87	47.8	10.51	9.87	10.51
UES0018	Sorpresa	Exp.	252.93	254.60	1.67	1.44	4.19	73.9	5.18	4.19	5.18
SIS0013	Sorpresa Este	Infill	368.95	369.68	0.73	0.41	15.70	116.3	17.25	5.50	6.04
UIS0015	Sorpresa Este	Infill	74.24	74.77	0.53	0.42	13.20	865.0	24.73	4.66	8.74
UIS0021	Sorpresa Este	Infill	59.88	60.42	0.54	0.54	16.80	291.0	20.68	7.56	9.31
UIS0017	Sorpresa Este (-15)	Infill	116.90	117.30	0.40	0.33	22.30	1599.0	43.62	6.50	12.72
UES0016	Sorpresa Este Norte	Exp.	241.96	242.91	0.95	0.93	7.60	278.0	11.31	6.33	9.42

Figure 1: El Peñón, La Paloma Vein Longitudinal Section, Looking East, Highlighting Recent Infill and Exploration Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/d00a94a2-6e48-41a1-85ba-e6d637e4d2f6

In 2021, the Company initiated a program of exploratory drilling to test a new conceptual exploration target south of the El Peñón vein system, where the Peñón rhyolite, a key host unit in the core mine, was projected to extend at depth below cover along the projected southern extensions of key core mine structures. The Peñón vein system is a very large complex vein array characterized by several wide, core vein structures within a much larger halo of secondary veins. In spite of the challenges inherent to exploration below cover, and the early stage of the drilling campaign, initial drill results are considered highly encouraging and establish the continuation south of the El Peñón vein system. Limited exploration drilling to date in this new area, up to 1,200 metres south of the existing workings, has generated positive results along two widely separated sections located two kilometres apart in an east-west direction. Exploratory drilling highlights from these areas include the following core length intervals: 4.22 g/t of gold and 6.1 g/t of silver over 2.00 metres (3.94 g/t of gold equivalent over 1.20 metre horizontal mining width) in drill hole SDX0621; 2.32 g/t of gold and 69.9 g/t of silver over 2.50 metres (3.25 g/t of gold equivalent over 1.20 metre horizontal mining width) and high grade intercept of 15.90 g/t of gold and 415.0 g/t of silver over 0.50 metres (6.25 g/t of gold equivalent over 1.20 metre horizontal mining width) in drill hole SDX0617; 4.26 g/t of gold and 279.7 g/t of silver over 1.55 metres (6.66 g/t of gold equivalent over 1.20 metre horizontal mining width), including 1.00 metre grading 6.00 g/t of gold and 372.0 g/t of silver (5.89 g/t of gold equivalent over 1.20 metre horizontal mining width) in drill hole SDX0622; and 4.30g/t of gold and 261.0 g/t of silver over 1.57 metres in hole UED0069 (7.46 g/t of gold equivalent over 1.20 metres horizontal mining width). See Table 2 for these and other select exploration results from the South Deeps area. Exploration in 2022 will focus on step out and new sectional drilling to identify the widest structures in this new domain south of the mine.

Table 2. El Peñón South Deeps Drill Intercepts, Select for Intervals Greater than 2.5 g/t of Gold Eq. Over Diluted Width of 1.2 Metres. Gold Equivalent Equals Au(g/t)+Ag(g/t)/75.

Hole	Zone	Including	From (m)	To (m)	Core Length (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)*	Gold (g/t) Over Diluted Width of 1.2 m	Gold Eq. (g/t) Over Diluted Width of 1.2 m
UED0066	South Deeps		281.10	282.20	1.10	0.90	1.74	141.4	3.63	1.31	2.72
UED0069	South Deeps		280.43	282.00	1.57	1.15	4.30	261.0	7.78	4.12	7.46
SDX0617	South Deeps		444.50	445.00	0.50	0.35	15.90	415.0	21.43	4.64	6.25
			445.50	448.00	2.50	1.75	2.32	69.9	3.25	2.32	3.25
			844.20	845.20	1.00	0.77	4.51	7.1	4.60	2.89	2.95
SDX0620	South Deeps		684.50	685.50	1.00	0.90	3.80	32.4	4.23	2.85	3.17
SDX0621	South Deeps		514.00	516.00	2.00	1.10	4.22	6.1	4.30	3.87	3.94
SDX0622	South Deeps		587.00	588.55	1.55	1.00	4.26	279.7	7.99	3.55	6.66
		Incl.	587.55	588.55	1.00	0.65	6.00	372.0	10.96	3.23	5.89

Figure 2: El Peñón, Plan Map Showing the Core Mine Deposit (Total Production to Year End 2021 of 5.5 Million Ounces of Gold and 137.6 Million Ounces of Silver) and Close Up View of the New South Deeps Discovery Area Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/8f7870a8-1262-44c3-8856-3ed98ea905bc

Figure 3: El Peñón, South Deeps Cross Section (A-A’ on Figure 2) (Looking North) Showing Geology and Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/6ee957ac-7b60-4111-8965-038871ca6eac

Odyssey: Infill drilling confirming robustness and continuity of known mineralization and step-out drilling points to continuity of the east extension at East Gouldie

Yamana and Agnico Eagle Mines Ltd., who each hold a 50% interest in the Canadian Malartic General Partnership (the “Partnership”), owner and operator of the Canadian Malartic mine, announced a positive construction decision for the Odyssey underground project at Canadian Malartic on February 11, 2021.

In 2021, twelve surface drills completed 123,680 metres of drilling and two underground drills completed 9,722 metres of drilling. The focus of the surface drilling was to infill and extend the East Gouldie deposit and test the Odyssey internal zones. The underground drilling was primarily focused on infill drilling of inferred mineral resources to indicated mineral resources at the Odyssey South deposit.

At East Gouldie, the 2021 drilling campaign continued to infill the core of the deposit and extended the boundaries of the known mineralization with 82 new pierce points in the East Gouldie mineralized envelope. Over 50% of the inferred resource has been drilled to 75 metre centres with selected volumes drilled to 40 metre centres. At year end 2021, approximately 1.5 million ounces (11.9 million tonnes grading 3.88 g/t of gold) had been converted to indicated mineral resources and an additional 1.2 million ounces (10.7 million tonnes at 3.4 g/t of gold) had been added to inferred mineral resources for a total of 6.1 million ounces of gold in 61.6 million tonnes at 3.1 g/t of gold (100% basis).

The infill drilling continues to define robust North and South lenses of mineralization that locally merge into a single zone of significant width and grade. New highlights from the south lens include MEX 21-226W with 5.90 g/t of gold over an estimated true width of 21.31 metres, MEX 21-226 with 2.08 g/t of gold over an estimates true width of 64.89 metres, including estimated true width intervals of 3.48 g/t of gold over 11.25 metres and 3.38 g/t of gold over 13.41 metres. Highlights from the North lens include MEX 21-207W with 4.80 g/t of gold over an estimated true width of 40.90 metres, MEX 21-208WA with 5.37 g/t of gold over an estimated true width of 32.24 metres. The unified north and south lens include highlights of MEX 21-207 with 3.95 g/t of gold over an estimated true width of 58.50 metres and wedge hole MEX21-207WZ with 3.96 g/t of gold over an estimated true width of 38.91 metres, including 5.36 g/t of gold over 10.00 metres.

Recent underground drill results in the Odyssey Internal Zone and the Jupiter Zone continue to demonstrate the potential to add mineral resources in close proximity to the Odyssey North and Odyssey South deposits.  Drill hole MEV21-213R intersected mineralization in this internal zone and returned three intercepts yielding 3.21 g/t of gold over 20.80 metres (core length) at 558 metres depth, 3.90 g/t of gold over 9.90 metres (core length) at 641 metres depth and 3.88 g/t of gold over 8.70 metres (core depth) at 1,095 metres depth. Drill Hole MEV21-215 in Odyssey South returned 4.30 g/t of gold over a core length of 24.50 metres. This information will help develop models for these internal zones.

Table 3. East Gouldie, Odyssey and Jupiter Drill Intercepts, Select for Intervals Greater than 50 gram metre metal factor (Gold g/t Uncapped Multiplied by Core Length in Metres).

Drill hole	Zone	Type	Including	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (20 g/t Au, capped)	Depth of midpoint below surface (m)
CP-ODY-20-03A	Unknown	Expl.		1730.00	1751.50	21.50	-	3.29	-	-1739
MEV21-211	Odyssey - Internal Zone	Expl.		332.30	357.50	25.20	-	3.79	3.10	-245
			Incl.	332.30	337.00	4.70	-	16.00	12.03	-237
		Expl.		427.10	449.30	22.20	-	3.30	-	-314
MEV21-213R	Jupiter	Expl.		581.00	597.00	16.00	7.10	3.50	-	-492
	Odyssey - Internal Zone	Expl.		658.00	678.80	20.80	-	4.10	3.21	-558
		Expl.		764.00	773.90	9.90	-	6.30	3.90	-641
		Expl.		1325.00	1333.70	8.70	-	19.50	3.88	-1095
MEV21-215	Odyssey - Internal Zone	Expl.		316.30	340.80	24.50	-	4.30	4.19	-262
MEV21-218	Odyssey South	Expl.		364.90	391.00	26.10	2.30	3.20	-	-285
MEV21-222	Odyssey South	Expl.		276.45	348.60	72.15	-	1.59	-	-261
		Expl.	Incl.	330.25	348.60	18.35	-	2.58	-	-284
MEX21-197W	East Gouldie - South Zone	Infill		2067.05	2087.00	19.95	16.21	3.22	-	-1891
MEX21-197Z	East Gouldie - South Zone	Infill		2027.00	2049.30	22.30	19.24	2.32	-	-1768
MEX21-197ZB	East Gouldie - South Zone	Infill		2062.00	2085.65	23.65	20.37	3.22	-	-1930
MEX21-198ZA	East Gouldie - South Zone	Infill		1800.00	1812.70	12.70	10.50	6.70	-	-1629
MEX21-198ZBEXT	N of East Gouldie - South Zone	Infill		1737.00	1758.00	21.00	18.13	5.43	-	-1564
	East Gouldie - South Zone	Infill		1773.30	1803.50	30.20	26.07	2.06	-	-1594
MEX21-199ZB	East Gouldie - North Zone	Infill		1372.15	1384.50	12.35	12.10	6.60	6.10	-1096
MEX21-200	East Gouldie - North Zone	Infill		1011.90	1053.00	41.10	20.20	3.00	-	-866
MEX21-203RWA	East Gouldie - North Zone	Infill		1700.30	1709.00	8.70	7.69	6.47	-	-1446
	East Gouldie - South Zone	Infill		1729.00	1745.00	16.00	14.18	4.20	-	-1469
MEX21-203RWB	East Gouldie - North Zone	Infill		1714.00	1746.00	32.00	27.04	2.48	-	-1436
MEX21-203RZ	East Gouldie - South Zone	Infill		1703.00	1732.50	29.50	28.40	4.30	-	-1452
MEX21-203RZA	East Gouldie - South Zone	Infill		1730.00	1753.00	23.00	20.29	2.80	-	-1484
MEX21-204	East Gouldie - South Zone	Infill		1705.15	1747.00	41.85	35.90	7.10	5.40	-1462
MEX21-204ZA	East Gouldie - South Zone	Infill		1708.00	1746.10	38.10	32.70	7.80	6.90	-1474
			Incl.	1729.20	1745.60	16.40	14.08	15.50	13.50	-1483
MEX21-206	East Gouldie - NS Unified Zone	Infill		1702.30	1750.50	48.20	41.90	1.57	-	-1490
MEX21-206Z	East Gouldie - NS Unified Zone	Infill		1714.00	1743.25	29.25	28.20	3.90	2.50	-1491
MEX21-207	East Gouldie - NS Unified Zone	Infill		1723.00	1786.30	63.30	58.50	3.95	3.80	-1543
MEX21-207W	East Gouldie - North Zone	Infill		1710.00	1757.30	47.30	40.90	4.80	-	-1569
MEX21-207WAZ	East Gouldie - North Zone	Infill		1710.50	1759.50	49.00	45.72	2.75	2.59	-1549
			Incl.	1723.20	1731.00	7.80	7.28	10.70	-	-1542
	East Gouldie - South Zone	Infill		1766.35	1787.00	20.65	19.31	8.38	7.76	-1581
			Incl.	1769.00	1780.70	11.70	10.94	13.70	12.60	-1579
MEX21-207WZ	East Gouldie - NS Unified Zone	Infill		1739.35	1788.00	48.65	38.91	3.96	3.90	-1561
			Incl.	1745.30	1752.00	6.70	5.36	10.00	9.80	-1549
	S of East Gouldie - NS Unified Zone	Infill		1795.60	1816.25	20.65	15.80	2.44	-	-1594
MEX21-208W	East Gouldie - North Zone	Conversion		1503.00	1528.00	25.00	23.80	10.60	10.30	-1025
MEX21-208WA	East Gouldie - North Zone	Conversion		1511.70	1545.40	33.70	32.24	5.37	5.31	-1050
MEX21-210	Odyssey - Internal Zone	Infill		498.00	509.00	11.00	-	5.00	-	-470
	East Gouldie - North Zone	Infill		1697.00	1710.80	13.80	13.00	3.90	-	-1498
MEX21-212	East Gouldie - North Zone	Infill		1434.25	1466.40	32.15	27.30	5.98	-	-1264
	East Gouldie - South Zone	Infill		1507.30	1539.00	31.70	26.20	2.80	-	-1317
MEX21-212WZ	East Gouldie - North Zone	Infill		1404.00	1443.80	39.80	36.09	3.96	-	-1155
			Incl.	1405.90	1411.30	5.40	4.90	12.20	-	-1146
MEX21-212Z	East Gouldie - North Zone	Infill		1398.10	1415.80	17.70	16.50	4.60	-	-1190
MEX21-219	Odyssey - Internal Zone	Infill		694.00	730.50	36.50	-	1.66	-	-676
	East Gouldie - South Zone	Infill		1849.35	1905.50	56.15	46.84	1.88	-	-1690
		Infill	Incl.	1890.15	1897.55	7.40	6.17	4.58		-1702
MEX21-220W	East Gouldie - North Zone	Conversion		1535.50	1581.75	46.25	45.33	4.84	4.83	-1072
			Incl.	1540.00	1558.25	18.25	17.89	9.08	9.04	-1067
MEX21-224	East Gouldie - NS Unified Zone	Infill		1755.00	1795.05	40.05	35.62	2.64	2.53	-1577
MEX21-224WZ	East Gouldie - NS Unified Zone	Infill		1723.70	1759.00	35.30	30.30	2.35	-	-1522
MEX21-226	East Gouldie - South Zone	Infill		1837.00	1912.00	75.00	64.89	2.08	-	-1719
			Incl.	1847.00	1860.00	13.00	11.25	3.48	-	-1701
			Incl.	1887.00	1902.50	15.50	13.41	3.38	-	-1735
MEX21-226W	East Gouldie - South Zone	Infill		1861.15	1885.70	24.55	21.31	5.90	-	-1665
MEX21-227	Odyssey - South Zone	Infill		475.00	519.00	44.00	17.24	3.26	2.21	-479
	East Gouldie - South Zone	Infill		1629.70	1675.00	45.30	36.05	3.43	-	-1527
MEX21-228	East Gouldie - South Zone	Infill		1752.00	1794.00	42.00	38.72	2.54	-	-1575
MEX21-230	Odyssey - South Zone	Infill		478.05	493.70	15.65	3.98	4.03	-	-382
	East Gouldie - North Zone	Infill		1433.20	1461.50	28.30	28.14	2.21	-	-1016

Figure 4: East Gouldie Longitudinal and Cross Sections Demonstrating Infill Drilling Results and East Extension Exploration Drilling Results Highlights.
https://www.globenewswire.com/NewsRoom/AttachmentNg/b16499ab-361d-4f9f-85e0-6a8a54985c60

Exploration drilling also continues to expand the East Gouldie mineralization to the east. Exploration step outs were previously reported in September 2021 (Please see the press release issued September 7, 2021, titled ‘Yamana Gold Reports Positive Exploration Results At It’s Producing Mines; New Zones And Targets Identified At All Operations With The Potential To Significantly Expand The Mineral Resource Base And Increase Mine Life; East Gouldie Results Highlight Continuity And Scale Of The Zone’, available at www.yamana.com) and additional drilling completed to date has generated further positive results with drill hole RD21-4659 reporting two intervals in East Gouldie Extension, including estimated true width intercepts: 3.64 g/t of gold over 6.46 metres and 2.64 g/t of gold over 7.41 metres. This drill hole is located 600 metres east of the year end 2021 resource envelope. Drill hole RD21-4683 intersected 3.48 g/t of gold over an estimated true width of 2.67 metres within a broader mineralized interval assaying 1.38 g/t of gold over an estimated true width of 9.89 metres. Modest results also continue to define a second mineralized shear zone, the Titan Zone, located approximately 350 metres south of East Gouldie, expanding the mineralized footprint and providing a new, little tested target volume adjacent East Gouldie.

Table 4. East Gouldie East Extension Drill Intercepts, Select for Intervals Greater than 5.0 gram metre metal factor (Gold g/t Multiplied by Core Length in Metres).

Drill hole	Zone	Including	From (m)	To (m)	Core Length (m)	Horizontal Width (m)	Estimated True Width (m)	Gold grade (g/t) (uncapped)	Depth of midpoint below surface (m)
RD21-4683	South Porphyry		1226.60	1234.00	7.40	2.70	-	1.22	-1145
			1256.00	1268.50	12.50	4.50	-	0.96	-1175
			1423.50	1427.00	3.50	1.20	-	2.54	-1327
	East Gouldie Extension		2229.50	2240.60	11.10	-	9.89	1.38	-2039
		Incl.	2231.00	2234.00	3.00	-	2.67	3.48	-2037
RD20-4677BB	Titan		2293.00	2301.30	8.30	-	7.37	1.53	-1956
			2307.50	2308.85	1.35	-	1.20	6.13	-1963
RD20-4659	East Gouldie Extension N		1702.00	1709.00	7.00	-	6.46	3.64	-1390
	East Gouldie Extension S		1739.00	1747.00	8.00	-	7.41	2.64	-1419
	Titan		2109.30	2130.00	20.70	-	18.82	0.97	-1680
RD21-4688	North of #12 Porphyry		579.50	597.20	17.70	7.00	-	3.22	-548
			605.40	609.35	3.95	1.50	-	7.05	-565

At the Canadian Malartic mine, the Company expects to spend approximately $11.9 million (50% basis) for 136,800 metres (100% basis) of exploration and conversion drilling. The program will continue to advance the infill drilling at East Gouldie, focused on the conversion of inferred mineral resources to indicated mineral resources, and to continue further resource expansion. With ramp development under way as part of the Odyssey Mine project, the Company expects to be able to continue underground conversion drilling from the ramp in 2022.  In addition, the Company is planning to spend approximately $4.1 million (50% basis) on 21,900 metres (100% basis) of exploration drilling to expand mineralization towards the east in the East Gouldie horizon and the new Titan zone at depth on the Rand property. This drilling should provide 300 to 500 metre centres that will inform future exploration of this high potential volume.  Some drilling is also planned on the nearby East Amphi property to extend the Nessie and Kraken zones.

Canadian Malartic royalty repurchase agreement

The Partnership has entered into a royalty repurchase agreement with Tintina Mines Limited (“Tintina Mines”) effective March 17, 2022 to exercise its buy-out option to repurchase the 2% net smelter return royalty on its Rand property for $7,000,000. The Partnership originally acquired the Rand property on March 25, 2019 and in connection with the transaction, granted a wholly owned subsidiary of Tintina Mines a net smelter royalty equal to 2% of the net smelter returns from precious metals produced from the property, with an accompanying repurchase right, which has now been exercised. With the completion of this transaction, there are now no further royalties that remain on the Rand property.

Wasamac: Positive results confirming wide mining widths and continuous mineralization

Wasamac is a development-stage underground gold project located 15 kilometres west of Rouyn-Noranda in the prolific Abitibi-Témiscamingue region of the mining-friendly province of Quebec. The project is well located, adjacent to the Trans-Canada highway and 100 kilometres west of the Company’s 50%-owned Canadian Malartic mine.

Exploration activities continued to ramp up during the fourth quarter, with a focus on infill drilling on the Wasamac resource area, with 21,649 metres of infill drilling in 31 drill holes completed in 2021. Three drill rigs will continue to advance the infill drilling and exploration programs during 2022. Drilling completed in the fourth quarter also included 2,293 metres of geotechnical drilling in 28 drill holes in the ramp area, bringing total geotechnical drilling completed in 2021 to 6,463 metres in 36 drill holes. Exploration drilling completed in 2021 totaled 7,291 metres in 22 holes, divided between the West Wasa Shear offset, Wildcat, Wildcat South and West 117 Wasa targets. Results are pending for most drill holes.

Results received to date include several new intercepts in Zone 2, which have returned positive results confirming wide mining widths and consistent mineralized zone in this area. Highlights from this drilling include the following estimated true width intercepts: WS-21-556 with 3.17 g/t of gold over 14.78 metres; WS-21-539 with 3.41 g/t of gold over 5.02 metres; WS-21-532 with 2.30 g/t of gold over 16.71 metres; and WS-21-534 with 4.46 g/t of gold over 3.45 metres.

Table 5. Wasamac Project, 2021 Drilling Highlights for Intervals Greater Than 10.0 Gram*Metres (Gold g/t Uncapped Multiplied by Estimated True Width in Metres).

Drill hole	Zone	Including	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold grade (g/t) (uncapped)	Metal Factor - Gold (g/t) x Est. True Width (m)
WS-21-532	Wasa Shear Zone		505.00	531.00	26.00	16.71	2.30	38.44
WS-21-534	Lower Hanging Wall Zone		598.40	620.90	22.50	17.24	1.01	17.41
		Incl.	611.90	620.90	9.00	6.89	1.71	11.79
	Wasa Shear Zone		620.90	625.40	4.50	3.45	4.46	15.37
WS-21-535	Wasa Shear Zone		421.12	434.85	13.73	7.88	1.81	14.25
		Incl.	421.12	423.24	2.12	1.62	3.54	5.75
		Incl.	427.94	434.85	6.91	3.46	2.34	8.08
WS-21-539	Wasa Shear Zone		361.95	367.75	5.80	5.02	3.41	17.13
WS-21-551	Lower Hanging Wall Zone		518.00	531.25	13.25	10.15	1.15	11.67
WS-21-552	Lower Hanging Wall Zone-Wasa Shear Zone		422.50	449.00	26.50	24.90	0.93	23.16
		Incl.	425.50	430.30	4.80	4.35	2.38	10.35
WS-21-553	Upper Hanging Wall Zone		607.60	663.90	56.30	39.81	0.82	32.64
		Incl.	611.15	616.20	5.05	3.87	2.55	9.86
		Incl.	628.95	633.70	4.75	3.36	1.62	5.44
		Incl.	646.80	652.00	5.20	3.34	2.33	7.79
	Wasa Shear Zone		728.30	752.68	24.38	13.98	1.83	25.59
		Incl.	732.58	752.68	20.10	11.53	2.07	23.86
WS-21-556	Wasa Shear Zone		510.10	529.40	19.30	14.78	3.17	46.87
WS-21-557	Upper Hanging Wall Zone		625.65	646.40	20.75	15.90	1.77	28.13
	Wasa Shear Zone		784.90	812.30	27.40	19.37	0.94	18.21
		Incl.	785.75	790.40	4.65	3.29	1.64	5.39
		Incl.	804.30	812.30	8.00	5.66	1.49	8.43

Figure 5: Wasamac Longitudinal Section (Looking North) Demonstrating Recent Infill Drilling Results Highlights.
https://www.globenewswire.com/NewsRoom/AttachmentNg/38d9449d-fe02-48cd-9966-87322ce3b53a

As previously reported (Please see the press release issued December 1, 2021, titled ‘Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects’, available at www.yamana.com), exploration drilling at Wasamac continues to deliver promising results. An exploration hole WS-21-524, drilled south of the Wildcat zone testing targets from the 2021 magnetic susceptibility survey, intersected two new mineralized zones, referred to as South Wildcat. The first is a zone of shearing and quartz carbonate stockwork in altered mafic volcanic rocks intercepted at a downhole depth of 402.93 metres, which returned 7.31 g/t of gold over an estimated true width of 3.37 metres. The drill hole ended in a wide zone of shearing and strong alteration with anomalous gold grades including 2.3 g/t of gold over a core length of 0.6 metres and 1.3 g/t of gold over a core length of 0.3 metres. This drill hole demonstrates the excellent potential of the area south of the Wasamac shear and north of the Cadillac Tectonic zone where follow-up drilling is ongoing.

Completed inaugural Climate Action Report
Yamana has completed its inaugural Climate Action Report disclosing information on the recommendations of the Task Force for Climate-related Financial Disclosures (TCFD) which will be available on the Company's website on April 11, 2022. The report builds on the Company's 2021 climate action work and includes information on Company's approaches to climate governance, strategy, risk management, and targets, metrics and performance. The report also describes how the Company will achieve its 1.5ºC science-based target compared to pre-industrial levels by 2030. The Company is well positioned to achieve its 2030 climate action target with only modest expenditures.

2022 Investor Day
The Company will host an Investor Day on Tuesday, April 5, 2022 from 10:00 a.m. to 12:30 p.m. ET. A webcast of the event will be available at www.yamana.com.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS Geochemistry. ALS and SGS are both ISO 9001:2008 and 17025 certified laboratories. Gold is analyzed by gold fire assay with 30 grams aliquot and AAS finish (lab code: Au-AA25). Au-AA25 is certified from 0.01 to 100 g/t gold. Samples over 100 g/t gold are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and ICP-MS finish (ultra trace). The ME-MS61 method we use for silver is certified 0.01 to 100 ppm. Five percent of all pulps are further checked by a secondary certified laboratory (SGS) using the same ore grade fire assay analytical method.

All exploration diamond drill cores are split in half by core sawing and sampled at appropriate intervals for assay. The remaining core, and pulps are stored on-site in a secure location. We disposed of the rejects at the lab after the QA/QC was complete.

Certified reference standards, blanks and duplicates (preparation and analytical) are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

END NOTES

(1)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using an assumed ratio of 72.00 for guidance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans and expected project exploration and development, including exploration drilling plans and results from the Company’s generative program and other exploration programs and potential to significantly extend mine lives at the Company’s projects; new significant near-mine areas for exploration; ability to leverage existing infrastructure and plants, results supporting strategic plans; future conversion of mineral resources to mineral reserves; potential to add mineral resources at the Company’s projects; production growth within 10 years and beyond and other expected timelines. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with its exploration programs and results of exploration and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)